DIGITAL ALLY, INC.

9705 LOIRET BLVD.

LENEXA, KS 66219

Mr. Larry Spirgel	April 16, 2015

Assistant Director

United States Securities and Exchange Commission
Division of Corporate Finance

00 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Ally, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 13, 2015
File No. 001-33899

Dear Mr. Spirgel:

By letter dated April 16, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Digital Ally, Inc. (the “Company”) with a comment to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 13, 2015. This letter contains the Company’s response to the Staff’s comment.

Concurrently with the delivery of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A.

Proposal Two, page 17

1.	We note your plans to increase the total number of authorized shares of your capital stock, all of which you plan to classify as common stock. Please revise your disclosure to describe any plans, commitments, arrangements, understanding or agreements, whether written or oral, to issue any of the shares that will be newly available following the approval of such authorized shares. If you have no such plans or intentions, please revise your disclosure to so state.

COMPANY RESPONSE

We have revised our disclosure to include the following additional language:

We do not have any plans, commitments, arrangements, understanding or agreements, whether written or oral, to issue any of the shares that will be newly available following the approval of the proposed increase in the number of authorized shares.

In providing this response, the Company acknowledges that:

●	the action of the Commission or the staff, acting pursuant to delegated authority, in accepting Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A; and

●	should the Commission or the staff, acting pursuant to delegated authority, accept the changes to disclosure in Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, that act will not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments or the acceptance of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct questions regarding this response letter to the undersigned at 913-232-5349.

Very truly yours,

/s/ Stanton E. Ross
Stanton E. Ross, Chairman, CEO and President

2